FORM NSAR
Q77.O Transactions effected pursuant to Rule 10F3

Fidelity Advisor Series VIII

Series Number	Fund	Trade Date	Settle Date	Security Name:	Size of Offering:	Aggregate Offering Value	Price:	Shares Purchased	Transaction Value	Underwriter Fidelity Purchased From	Underwriting Members:(1)	Underwriting Members:(2)	Underwriting Members:(3)	Underwriting Members:(4)	Underwriting Members:(5)
4	FA Int'l Cap Appreciation Fund	23-Apr-01	27-Apr-01	Aquila Inc	16,500,000	396,000,000	24.00	500	472,800	MOTC	Lehman Brothers	Merrill Lynch & Co.	Salomon Smith Barney	Credit Lyonnais Securities (USA) Inc	JP Morgan
3	FA Advisor Overseas Fund	23-Apr-01	27-Apr-01	Aquila Inc	16,500,000	396,000,000	24.00	2,600	472,800	MOTC	Lehman Brothers	Merrill Lynch & Co.	Salomon Smith Barney	Credit Lyonnais Securities (USA) Inc	JP Morgan